UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November, 2003

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following document:

1. A press release from Pearson plc announcing Holding(s) in Company


LETTER TO:   RNS


Notification of Change in Interest in Shares


We write in accordance with rule 9.12, under the continuing obligations section of the Listing Rules, to notify you that we have today received information that, pursuant to section 198 of the Companies Act 1985, the shareholding of Franklin Resources, Inc. equals 24,780,157 shares, representing 3.0884% of the issued share capital of Pearson plc.

The registered holders of the shares are listed on the schedule attached.


LETTER FROM:  PEARSON

                                    SCHEDULE

                                   PEARSON PLC

                                        OUTSTANDING SHARES      802,371,835

REGISTERED HOLDER                NO. OF SHARES                    % OF CLASS


Bank of New York                    425,510                         0.0530%

Chase Nominees Ltd               16,835,473                         2.0982%

Citibank Nominees Ltd               461,964                         0.0576%

Deutsche Bank                        24,900                         0.0031%

Euroclear                             3,698                         0.0005%

HSBC Bank PLC                        30,050                         0.0037%

Mellon Trust                      2,270,701                         0.2830%

Merrill Lynch                       237,990                         0.0297%

Northern Trust Company              781,327                         0.0974%

Royal Trust Corp of Canada        1,067,876                         0.1331%

State Street Nominees Limited     2,640,668                         0.3291%

TOTAL                            24,780,157                         3.0884%





END

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 5 November, 2003

                             By:   /s/ STEPHEN JONES
                            -----------------------
                                   Stephen Jones
                                   Deputy Secretary